OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bio-logic Systems Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090909 10 2

(CUSIP Number)

Gabriel Raviv, Ph.D.

Bio-logic Systems Corp.

One Bio-logic Plaza

Mundelein, IL 60060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090909 10 2	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gabriel Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%

CUSIP No. 090909 10 2	Page 3 of 9

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dorit Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

CUSIP No. 090909 10 2	Page 4 of 9

13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Second Amended Statement (this “First Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Gabriel Raviv and Dorit Raviv (together, the “Reporting Persons”) on February 17, 2005, as amended by the First Amended Statement to the initial Schedule 13D filed with the SEC on December 6, 2005 (the “Initial Statement”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend and restate information previously reported by the Reporting Persons in the Initial Statement.

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Bio-logic Systems Corp. (the “Issuer”), and the principal executive offices of the Issuer are located at One Bio-logic Plaza, Mundelein, IL 60060.

Item 2.	Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:	Gabriel Raviv
Principal Address:	c/o Bio-logic Systems Corp., One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Chief Executive Officer
Citizenship:	United States

Name:	Dorit Raviv
Principal Address:	c/o Bio-logic Systems Corp., One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Clinical Psychologist
Citizenship:	United States

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

CUSIP No. 090909 10 2	Page 5 of 9

Item 4.	Purpose of Transaction

The Issuer entered into an Agreement and Plan of Merger, dated as of October 16, 2005, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Natus Medical Incorporated (“Natus”) that provided for the merger of a wholly-owned subsidiary of Natus with and into the Issuer (the “Merger”). The Merger was consummated on January 5, 2006, and the Issuer became a wholly-owned subsidiary of Natus. Stockholders of the Issuer received $8.77 in cash, without interest, for each outstanding share of Common Stock that they owned.

Upon stockholder approval of the Merger on January 4, 2006, all unexercised stock options, whether or not vested, granted under the Issuer’s 1994 Stock Option Plan and 2004 Stock Incentive Plan became fully exercisable and vested to the full extent of the grant. Upon consummation of the Merger, each unexercised stock option was cancelled and converted into the right to receive an amount of cash with respect to each share subject to such option equal to the excess of $8.77 over the per share exercise price of the option.

As an inducement for Natus to enter into the Merger Agreement and in consideration thereof, the Issuer’s executive officers and their respective spouses, including the Reporting Persons, Raviv Family Limited Partnership, an Illinois limited partnership (“RFLP”), and all of the Issuer’s directors (collectively, the “Securityholders”), each had entered into a separate voting agreement with Natus, dated October 16, 2005, whereby each Securityholder agreed to vote all of the shares of the Issuer’s common stock beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of the exercise of stock options) in favor of the Merger and related matters. Each of these Securityholders also granted Natus an irrevocable proxy granting Natus the right to vote such shares in favor of such matters. Natus did not pay any additional consideration to the Securityholders in exchange for their entry into the voting agreements. The voting agreements terminated upon the consummation of the Merger on January 5, 2006.

Gabriel Raviv and Dorit Raviv acquired their shares of Common Stock for general investment purposes, and each outstanding share of Common Stock beneficially owned by them was exchanged for the right to receive $8.77 in cash, without interest, upon consummation of the Merger. Neither Gabriel Raviv nor Dorit Raviv, each in their capacity as an investor in securities of the Issuer, had a plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a)

As of January 5, 2006, none of Gabriel Raviv, Dorit Raviv, the RFLP, over which Gabriel Raviv and Dorit Raviv have shared voting and dispositive control as the managing general partner and general partner, respectively, and the Gil Raviv Family Trust, of which Gabriel Raviv is trustee and has sole voting and dispositive control, and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, beneficially own any shares of Common Stock, as a result of the disposition of all shares beneficially owned by them in the Merger.

CUSIP No. 090909 10 2	Page 6 of 9

(b)

As of January 5, 2006, none of Gabriel Raviv, Dorit Raviv, the RFLP and the Gil Raviv Family Trust has sole or shared power to vote or dispose of any shares of Common Stock, as a result of the disposition of all shares beneficially owned by them in the Merger.

(c)	On January 3, 2006, Gabriel Raviv exercised the following options to purchase shares of Common Stock through payment of the aggregate exercise price to the Issuer:

Exercise Price	Number of Underlying Shares of Common Stock
$3.30	13,125
$3.718	937
$3.2267	22,500
$3.1533	937
$3.6133	17,813
$4.2933	17,812

Upon stockholder approval of the Merger on January 4, 2006, all unexercised stock options, whether or not vested, granted under the Issuer’s 1994 Stock Option Plan and 2004 Stock Incentive Plan became fully exercisable and vested to the full extent of the grant. Following such stockholder approval of the Merger, Gabriel Raviv exercised the following options to purchase shares of Common Stock (representing all remaining options held by Gabriel Raviv) through payment of the aggregate exercise price to the Issuer:

Exercise Price	Number of Underlying Shares of Common Stock
$3.2267	22,500
$3.1533	938
$3.6133	35,625
$4.2933	53,438

Upon consummation of the Merger on January 5, 2006, each outstanding share of Common Stock beneficially owned by the Reporting Persons, RFLP and the Gil Raviv Family Trust was exchanged for the right to receive $8.77 in cash, without interest.

(d)

On December 1, 2001, Gabriel Raviv and Dorit Raviv (collectively, the “General Partners”) entered into a limited partnership agreement (the “Partnership Agreement”) with each of the General Partners’ three children, Ronnie Raviv, Tal Raviv and Jonathan Raviv (collectively, the “Limited Partners” and together with the General Partners, the “Partners”), providing for the formation of the RFLP, the object and purpose of which is to acquire, own, manage and dispose of investment assets. All decisions regarding the management and operations of the business and property of the RFLP are made by Gabriel Raviv as managing general partner. On October 16, 2003, the General Partners and the Limited Partners entered into the First Amendment to the Partnership Agreement to provide for mandatory, additional capital contributions by the Partners upon the receipt of notice from the General Partners regarding the same. The Partnership Agreement provides that all items of income, gain, loss, deduction and credit to the RFLP shall be allocated among the Partners in the same proportion as their respective interests. Therefore,

CUSIP No. 090909 10 2	Page 7 of 9

dividends received from, or the proceeds from the sale of, the shares of Common Stock held by the RFLP (including proceeds from the disposition of shares in the Merger) shall be allocated among the Partners in the same proportion as their respective interests.

As of January 5, 2006, the Gil Raviv Family Trust, of which Gabriel Raviv is trustee and has sole voting and dispositive control, and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, does not beneficially own any shares of Common Stock.

(e)	The Reporting Persons ceased to be the beneficial owners of any shares of Common Stock on January 5, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons ceased to be the beneficial owners of any shares of Common Stock on January 5, 2006, and are no longer parties to any contracts, arrangements, understandings or relationships with respect to such shares.

Item 7.	Material to Be Filed as Exhibits

1.

Agreement and Plan of Merger, dated as of October 16, 2005, by and among Bio-logic Systems Corp., Natus Medical Incorporated and Summer Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

January 5, 2006

/s/ Gabriel Raviv
Gabriel Raviv

OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 15

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

January 5, 2006

/s/ Gabriel Raviv, as Attorney-in-Fact
Dorit Raviv